As filed with the Securities and Exchange Commission on March 17, 2005

Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

INFINEON TECHNOLOGIES AG

(Exact name of issuer of deposited securities as specified in its charter)

n/a

(Translation of issuer’s name into English)

FEDERAL REPUBLIC OF GERMANY

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, New York 10005

(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Infineon Technologies North America Corp.

1730 North First Street

San Jose, California 95112

(408) 501-6000

Attention: General Counsel

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter E. Ruhlin, Esq.	David M. Ayres, Esq.
Linklaters	Wilmer Cutler Pickering Hale and Dorr LLP
1345 Avenue of the Americas	Maximilian str. 31
New York, New York 10105	805 39 Munich
United States of America	Germany

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share evidencing one (1) ordinary share of Infineon Technologies AG	100,000,000 ADSs	$0.05	$5,000,000	$588.50

(1)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement on Form F-6 is being filed to name Deutsche Bank Trust Company Americas as successor depositary.

This Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A (face) and Exhibit B (reverse) to the Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross Reference

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

1. Name and address of depositary	Face of American Depositary Receipt, Introductory Article

2. Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner

(ii) The procedure for voting the deposited securities	Articles 14, 15 and 17

(iii) The collection and distribution of dividends	Articles 6, 10, 13, 14 and 17

(iv) The transmission of notices, reports and proxy soliciting material	Articles 12, 14, 15 and 17

(v) The sale or exercise of rights	Articles 13, 14, and 17

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 14, 15, 16 and 17

(vii) Amendment, extension or termination of the deposit arrangement	Articles 19 and 20

(viii) Rights of holders of the American Depositary Receipts to inspect the transfer books of the depositary and the list of holders of American Depositary Receipts	Article 12

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6, 8, 9, 21 and 23

(x) Limitation upon the liability of the depositary	Articles 15, 16, 17, 20 and 22

3. Fees and Charges	Articles 6 and 9

Item - 2. AVAILABLE INFORMATION

Public reports furnished by issuer	Article 12

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Form of Amended and Restated Deposit Agreement (including the form of American Depositary Receipt) among Infineon Technologies AG as Issuer, Deutsche Bank Trust Company Americas as Successor Depositary and the Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Linklaters, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on March 17, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares each representing one (1) ordinary share of Infineon Technologies AG, without nominal value.

Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Akbar A. Poonawala
	Name:	Akbar A. Poonawala
	Title:	Managing Director

By:	/s/ Clare Benson
	Name:	Clare Benson
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Infineon Technologies AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Munich, Germany, on March 17, 2005.

Infineon Technologies AG

By:	/s/ Dr. Wolfgang Ziebart
	Name:	Dr. Wolfgang Ziebart
	Title:	Chief Executive Officer and Member of the Management Board

By:	/s/ Peter J. Fischl
	Name:	Peter J. Fischl
	Title:	Chief Financial Officer and Member of the Management Board

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Dr. Wolfgang Ziebart and Peter J. Fischl, and each of them (with full power in each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on March 17, 2005.

Signature	Title

/s/ Dr. Wolfgang Ziebart Dr. Wolfgang Ziebart	Chief Executive Officer and Member of the Management Board

/s/ Peter J. Fischl Peter J. Fischl	Chief Financial Officer (Principal Financial and Accounting Officer) and Member of the Management Board

/s/ Dr. Andreas von Zitzewitz Dr. Andreas von Zitzewitz	Member of the Management Board

Peter Bauer	Member of the Management Board

Kin Wah Loh	Member of the Management Board

/s/ Robert Hawliczek Robert Hawliczek	Chief Accounting Officer

/s/ Robert LeFort Robert LeFort	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number

(a)	Amended and Restated Deposit Agreement among Infineon Technologies AG as issuer, Deutsche Bank Trust Company Americas as Successor Depositary and the Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

(d)	Opinion of Linklaters, counsel to the Depositary, as to the legality of the securities to be registered.